ImmunoPrecise Antibodies Ltd. Subsidiary BioStrand Receives
Prestigious 2024 Impact Award for Groundbreaking LENSai™
Technology

VICTORIA, British Columbia, June 12, 2024 - ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) ("ImmunoPrecise" or "IPA" or the "Company"), a leader in AI-driven biotherapeutic research and technology, today announces that its subsidiary, BioStrand, has been honored with the prestigious 2024 Impact Award, sponsored by InterSystems. This recognition highlights BioStrand's groundbreaking work in biotherapeutic research, which has made a significant impact and set a new standard for innovation in the industry.

The 2024 Impact Award acknowledges BioStrand's innovative LENSai technology, selected from over 1,000 client projects for its remarkable contributions. The selection committee, chaired by Professor Roberto Zicari, identified BioStrand's work based on three key criteria:

• Makes a significant difference: LENSai's innovative approach has substantially advanced the field of biotherapeutics.

• Breaks new ground: The technology introduces novel methods and solutions, pushing the boundaries of current research and development.

• Sets an example: BioStrand's achievements serve as a benchmark for other organizations, demonstrating excellence in innovation.

The award will be presented today at the InterSystems annual Global Summit, at the Gaylord National Resort and Convention Center in Maryland, USA. This premier event attracts industry leaders and top professionals from around the globe, including C-level executives, subject matter experts, visionary leaders, managers, directors, and developers. This year's summit expects over 1,200 attendees from more than 28 countries.

The award celebration will take place today, from 10:30-11:00 AM ET, during a personalized award presentation session. The event offers an additional excellent opportunity for BioStrand and IPA to showcase their innovative contributions to a global audience.

"We are incredibly proud of BioStrand's achievements and this recognition from InterSystems," said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies Ltd. "The Impact Award underscores the significance of BioStrand's pioneering work and reinforces our commitment to driving innovation in biotherapeutic research."

For more information about the InterSystems Global Summit, the Impact Award, and to view Dr. Van Hyfte's formal acceptance of the award please visit today's Live Stream starting at 9am ET, at the InterSystems Global Summit 2024: https://lnkd.in/eYvZAhiH

About ImmunoPrecise Antibodies Ltd. ImmunoPrecise Antibodies Ltd. is a leader in AI-driven biotherapeutic research and technology, providing comprehensive solutions for the discovery, development, and optimization of therapeutic antibodies. Through its subsidiaries, including BioStrand, ImmunoPrecise leverages advanced technologies to accelerate the development of novel biotherapeutics.

About BioStrand BioStrand, a subsidiary of ImmunoPrecise Antibodies Ltd., specializes in innovative biotherapeutic research and development. BioStrand's LENSai technology represents a groundbreaking approach in the field, driving significant advancements and setting new standards for innovation.

Investor contact:  investors@ipatherapeutics.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, integration and / or success of LENSai, LLMs, RAG, or HYFT technologies, including their benefits, and statements relating to IPA's expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA's LENSai platform with its HYFT technology may not have the expected results, risks that the expected healthcare benefits including lowering development timeliness, and costs and that development of targeted treatments with higher efficacy and lower side effects will not be achieved, risks that the benefits to drug discovery, protein-based therapeutics, and synthetic biology won't be achieved, in addition actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company's Annual Information Form dated July 10, 2023 (which may be viewed on the Company's profile at www.sedar.com), and the Company's Form 40-F, dated July 10, 2023 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.